Exhibit 99.1

SouFun Management Comments on Strengthening its New Ecommerce Businesses

BEIJING, Oct 28, 2015 /PRNewswire/ -- SouFun Holdings Limited (NYSE: SFUN), ("SouFun", the "Company"), the leading real estate Internet portal in China, commented on strengthening its new ecommerce businesses from all aspects.

Since the beginning of this year, SouFun started its aggressive transformation from a pure Internet Information Platform to a 3-platform structure including the Internet Information Platform, a new O2O Transaction Platform, and a new Internet Financial Service Platform. According to SouFun's Q1 and Q2 statements, the company's transformation has been quite on track and started to contribute substantially to the company's revenue growth.

Based on its O2O Transaction Platform across new home, resale, and rental markets as well as home furnishing business lines, SouFun has been providing new products and services directly to end consumers. To achieve high satisfaction from end consumers, the company has been implementing strict internal control over transactions. Employees of transaction businesses are not only required to be efficient with a good performance, they also need to keep honesty and integrities in dealing with end consumers. The company implements a "zero tolerance" policy with respect to employee integrity and ethics.

Removing and firing those employees who did not behave accordingly has been in place since the beginning of this year. This is a monthly human resource evaluation practice in the company's new O2O transaction businesses. The company has been working closely with local government authorities to smooth out those removed employees who were not performing or did not behave according to the company regulations on integrity and ethics. We believe this is also in line with SEC and NYSE rules regarding business integrity and ethics. It will not only safeguard the interests of consumers, but also pave the way for the healthy development of the company's new businesses. We believe that this will be in the best interest of our consumers, partners and investors.

The company will continue its requirement of performance as well as integrity and ethics from all of its employees, especially in its new O2O transaction businesses. We believe that an outstanding staff force with performance and integrity and ethics is the guarantee of the company's successful transformation. At the same time, the company will continue to hire at large to expand aggressively into more markets in China and improve its staff force on the way.

SouFun welcomes all kinds of opinions and comments with respect to its business and corporate governance. We regard these opinions and comments as useful to improve our future operations. We are confident that strengthening SouFun's new ecommerce businesses from all aspects will make SouFun transformation more successful and durable.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the ongoing transformation from a pure Internet information platform to a transaction-oriented platform and the continued growth of the e-commerce businesses. Statements that are not historical facts, including statements about SouFun's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, without limitation, the impact of the transformation from a pure Internet information platform to a transaction-oriented platform, the impact of implementing a "zero tolerance policy" that has resulted in dismissal of employees, the impact of the slowdown in the PRC real estate market on SouFun and the impact on revenues of our existing and new service fees reductions, the ability of SouFun to retain real estate listing agencies as customers during challenging economic periods, the success of SouFun's new business initiatives, the ability of SouFun to manage its operating expenses, the impact of, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, economic challenges in China's real estate market, the impact of competitive market conditions for our services, our ability to maintain and increase our leadership in China's home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services and transactions for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, the quality of the loans we originate and resell and the performance of those loans in the future, our ability to successfully service and process customer loans for our own benefit and for the purchasers of those loans and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

For investor and media inquiries, please contact:

Dr. Hua Lei
Deputy CFO
Phone: +86-10-5631-8661
Email: leihua@soufun.com